[redacted]

KW 3/13/14

14046972

Mail Processing
Section
FEB 28 2014
Washington DC
404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50127

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SOUTHEAST INVESTMENTS, N.C. INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
820 TYVOLA ROAD, SUITE 104
(No. and Street)

CHARLOTTE (City) NC (State) 28217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK H BLACK, CEO 704-527-7873
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
SCHARF PERA & CO., PLLC
(Name – *if individual, state last, first, middle name*)

4600 PARK ROAD, SUITE 112 (Address) CHARLOTTE (City) NORTH CAROLINA (State) 28209 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, **Frank H Black**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Southeast Investments, N.C. Inc**, as of **December 31**, 20**13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

RONALD DAVID PLEXICO JR
NOTARY PUBLIC
SOUTH CAROLINA
MY COMMISSION EXPIRES
AUGUST 26, 2021

Signature

President-CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Board of Directors
Southeast Investments, N.C., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Southeast Investments, N.C., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Southeast Investments, N.C., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Southeast Investments, N.C., Inc.'s management is responsible for Southeast Investments, N.C., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the financial accounting software and cancelled checks, noting no differences;

2. Compared the amounts reported in the audited financial statements for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, including a detail of the balances paid as commissions, floor brokerage and clearance fees to other SIPC members in connection with securities transactions, and a schedule of dividend and interest expenses, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Scharf Pera + Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 25, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050127 FINRA DEC
SOUTHEAST INVESTMENTS, N.C., INC.
820 TYVOLA RD SUITE 104
CHARLOTTE NC 28217-3528

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

FRANK BLACK 704-527-7873

2. A. General Assessment (item 2e from page 2)		$ 5350.46
B. Less payment made with SIPC-6 filed (exclude interest) 7/23/13 Date Paid		(1595.31)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		3755.15
E. Interest computed on late payment (see instruction E) for____days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3755.15
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$3755.15	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SOUTHEAST INVESTMENTS, N.C., INC.
(Name of Corporation, Partnership or other organization)

Frank H. Black
(Authorized Signature)

Dated the 21 day of FEBRUARY, 20 14.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/13
and ending 12/31/13

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$8,645,484
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	3729
Total additions	3729
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,022,513
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	366,049
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	4,628
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	66,126
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	49,712
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	6,509,028
2d. SIPC Net Operating Revenues	$2,140,185
2e. General Assessment @ .0025	$5,350.46
	(to page 1, line 2.A.)

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Board of Directors
Southeast Investments, N.C., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Southeast Investments, N.C., Inc. (the "Company"), for the year ended December 31, 2013, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Members, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 25, 2014

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Independent Auditors' Report

Board of Directors
Southeast Investments, N.C., Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Southeast Investments, N.C., Inc. as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2013 that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeast Investments, N.C., Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 25, 2014

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	391,202
Deposits with clearing organization		100,000
Receivables from clearing organization		261,248
Commissions receivable		162,543
Securities owned:		
Marketable, at market value		135,456
	$	1,050,449

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions payable and other accrued expenses	$	275,948
Income taxes payable		24,000
		299,948
Commitments and contingent liabilities		-
Stockholders' Equity:		
Common stock, $1 par value; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		908,981
Accumulated deficit		(159,480)
		750,501
	$	1,050,449

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Commissions	$ 8,231,504
Interest and dividends	20,741
Other income	396,970
Net trading losses	(3,729)
	8,645,486
Expenses:	
Commissions	6,145,365
Management fees	380,500
Clearance fees	366,049
Professional fees	79,814
Rent	212,000
Advertising	37,787
Other operating expenses	1,134,309
	8,355,824
Net income before income taxes	289,662
Income tax expense (benefit)	24,000
Net income	$ 265,662

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - January 1,2013	1,000	$ 1,000	$ 883,981	$ (425,142)	$ 459,839
Capital contributions	-	-	25,000	-	25,000
Net income	-	-	-	265,662	265,662
Balance - December 31, 2013	1,000	$ 1,000	$ 908,981	$ (159,480)	$ 750,501

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 265,662
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearing organization	$ (96,484)	
Commissions receivable	(46,442)	
Securities owned	(67,781)	
Increase (decrease) in operating liabilities:		
Commissions payable and other accrued expenses	99,651	
Income taxes payable	24,000	
Total adjustments		(87,056)
Net cash provided by operating activities		178,606
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	25,000	
Net cash provided by financing activities		25,000
INCREASE IN CASH		203,606
CASH AT BEGINNING OF YEAR		187,596
CASH AT END OF YEAR		$ 391,202

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Note 1 - Organization and Nature of Business:

Southeast Investments, N.C., Inc. is a North Carolina Corporation. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Headquartered in Charlotte, North Carolina, the Company executes general securities transactions for customers located throughout the United States. Trades are cleared by National Financial Services.

Note 2 - Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at market value.

Revenue recognition:

The revenues of the Company are derived primarily from commissions earned on securities transactions and are recorded when earned. Securities transactions are recorded on the trade-date basis.

Income taxes:

Income taxes are determined in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 740, "Income Taxes," which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Amounts provided for deferred taxes relate primarily to the effects of net operating and capital loss carry forwards. Any tax related penalties and interest are recorded in the period in which they are incurred.

Note 2 - Significant Accounting Policies (continued):

Income taxes (continued):

FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's balance sheet. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2011.

Property and equipment:

Property and equipment is stated at cost. The service lives for all property and equipment have been estimated at three to five years and the straight-line method is used for depreciation purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. Because the property and equipment were fully depreciated in 2010 there was no depreciation expense for the year ended December 31, 2013.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 under the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Advertising:

The Company's policy is to expense advertising costs as the costs are incurred.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair value measurement:

FASB ASC Topic 820, "Fair Value Measurement," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Note 2 - Significant Accounting Policies (continued):

Fair value measurement (continued):

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's securities owned are all valued using Level 1 inputs. Additionally, the Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Note 3 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $50,000. At December 31, 2013, the company had net capital of $714,433, which was $664,433 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .420 to 1.

Note 4 - Related Party Transactions:

Two affiliated companies, related through common ownership, provide various management services to the Company. For the year ended December 31, 2013, the Company incurred management fees of $350,500 for those services.

The Company leases office space from related parties. The lease terms are month to month and the Company paid rent of $212,000 to these parties for the year ended December 31, 2013.

Note 5 - Income Taxes:

The provision for income taxes at December 31, 2013 consists of $24,000 of federal current taxes and $0 of state taxes, with $0 of federal and state deferred taxes.

The provision for income taxes of eight percent consists of the federal statutory rate of 34 percent, state tax rate of five percent, net of federal benefit, and a reduction of 31 percent as a result of net operating loss carryforwards from previous years.

Note 6 - Cash Flow Information:

Supplemental cash flow information for the year ended December 31, 2013 is as follows:

Interest expense	$ -
Income taxes	$ -

Note 7 - Subsequent Events:

The Company evaluated all events and transactions through February 25, 2014, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events.

SOUTHEAST INVESTMENTS, N.C., INC.
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
SOUTHEAST INVESTMENTS, N.C., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

Net capital:				
Total stockholders' equity			$	750,501
Deductions and/or charges:				
Nonallowable assets:				
Commissions on receivable over 30 days old, net of related commissions payable				(7,926)
Net capital before haircuts on securities positions (tentative net capital)				742,575
Haircuts on securities				(28,142)
Net capital			$	714,433
Aggregate indebtedness:				
Items included in statement of financial condition:				
Commissions payable and other accrued expenses			$	299,948
Computation of basic net capital requirement:				
Minimum net capital required, greater of:				
Minimum net capital required as computed at 6.67 percent of aggregate indebtedness	$	19,997		
Minimum dollar net capital requirement		50,000		
Total net capital requirement			$	50,000
Excess net capital			$	664,433
Excess net capital at 1,000 percent			$	654,433
Ratio: Aggregate indebtedness to net capital				.420 to 1

The net capital reported, $714,433, agrees with the Company's computation and amount reported in Part II of Form X-17A-5 (unaudited) FOCUS report as of December 31, 2013.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT REGARDING SCHEDULES II, III, AND IV
AS OF DECEMBER 31, 2013

Schedules II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
accountants@scharfpera.com
scharfpera.com